Filed by Health Net, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Health Net, Inc.

Commission File No. 1-12718

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

HNT - HEALTH NET INC TO COMBINE WITH CENTENE IN TRANSACTION

VALUED AT APPROXIMATELY $6.8 BILLION CALL

EVENT DATE/TIME: JULY 02, 2015 / 12:30PM GMT

OVERVIEW: On 07/02/15, CNC and HNT have agreed to a cash and stock transaction valued at approx. $6.8b.

CORPORATE PARTICIPANTS

Ed Kroll Centene Corporation - SVP of IR

Michael Neidorff Centene Corporation - Chairman and CEO

Jay Gellert Health Net, Inc. - President and CEO

Jeff Schwaneke Centene Corporation - CAO

Jesse Hunter Centene Corporation - Chief Business Development Officer

CONFERENCE CALL PARTICIPANTS

Josh Raskin Barclays Capital - Analyst

Sarah James Wedbush Securities - Analyst

Ana Gupte Leerink Partners - Analyst

Chris Rigg Susquehanna Financial Group - Analyst

Brian Wright Sterne, Agee & Leach - Analyst

Stephen Baxter BofA Merrill Lynch - Analyst

Peter Costa Wells Fargo Securities, LLC - Analyst

AJ Rice UBS - Analyst

Matthew Borsch Goldman Sachs - Analyst

Cornelia Miller Morgan Stanley - Analyst

Dave Windley Jefferies LLC - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to today’s conference call and webcast to discuss Centene Corporation’s combination with Health Net Inc. At this time, all participants have been placed in a listen-only mode. The call will be open for your questions following the presentation, and instructions will be given at that time.

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call

As a reminder, this conference call is being recorded and will be available for telephonic replay through July 16, 2015. The live webcast and archived replay can be accessed on both Companies’ investor relations websites, and the online archive of the webcast will be available until July 2, 2016.

If you choose to ask a question today, it will be included in any future use of this recording. Also note that any recording, transcript, or other transmission of the text or audio is not permitted without the written consent of Centene.

(Operator Instructions)

I would now turn the call over to Ed Kroll, Senior Vice President of Investor Relations at Centene Corporation. Please go ahead, sir.

Ed Kroll - Centene Corporation - SVP of IR

Thank you, operator, and good morning, everyone. Thank you for joining us on our conference call to discuss Centene’s combination with Health Net, announced earlier this morning. Michael Neidorff, Chairman and Chief Executive Officer of Centene Corporation, and Jay Gellert, President and CEO of Health Net, will present on this morning’s call.

The call may also be accessed through our website at Centene.com at the investor section. A slide deck to accompany this call is also at the investor section of Centene.com.

Any remarks that Centene may make about future expectations, plans, and prospects constitute forward-looking statements for purposes of the Safe Harbor provision under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in Centene’s most recently filed Form 10-Q and 10-K dated April 28 and February 23 of 2015 respectively and other public SEC filings.

Centene anticipates that subsequent events and developments will cause its estimates to change. While the Company may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. With that, I would like to turn the call over to Centene’s Chairman and CEO, Michael Neidorff. Michael?

Michael Neidorff - Centene Corporation - Chairman and CEO

Thank you, Ed. Good morning, everyone, and thank you for joining us on such short notice. We are pleased to announce today that Centene and Health Net have agreed to a cash and stock transaction valued at approximately $6.8 billion. Under the terms of the agreement, Health Net shareholders would receive 0.622 shares of Centene common stock and $28.25 in cash for each share of Health Net common stock, a total implied consideration of $78.57 per share based on Centene’s closing price on July 1st. The transaction has fully committed financing.

Today, we will discuss the compelling rationale and exciting opportunities we see from adding Health Net Company to our [business]. We will also hear from Jay Gellert, Health Net’s President and CEO.

We are bringing together two top healthcare service organizations to create a leading diversified multinational healthcare enterprise. The transaction is a significant step in our strategy to increase scale and drive further diversification across markets and products, specifically, with the addition of government-sponsored programs including Medicare, TRICARE, and the VA.

The combination of Centene and Health Net brings together two organizations that have demonstrated significant expertise in government programs. Together, our shared commitment to an experience with those programs will provide a powerful growth platform that will better enable us to address the needs of our customers.

We expect to create significant value for both Centene and Health Net shareholders and other key stakeholders. The transaction is expected to be accretive to GAAP earnings per share of more than 10%, and adjusted earnings per share of more than 20% in the first full year following closing. The combined Company will be headquartered in St. Louis, with operations throughout the country.

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	2

Both Centene and Health Net recognize that scale and diversification are becoming increasingly more important. This transaction will allow us to extend our competitive position as one of the largest organizations covering government-sponsored health care programs in the country. It will leave us well positioned to continue providing members with access to high-quality and affordable health care services.

For those of you who are new to the Centene story, we have had a very successful track record over the last five years. Our investments in people, capabilities, and technology have led us to consistently strong performance and an industry-leading growth rate.

In the near and long term, we see numerous market opportunities, and our pipeline remains robust as we continue to diversify geographically and by product line. We have demonstrated success leveraging our pipeline and capturing additional revenue opportunities.

Today’s announcement takes us to the next level, positioning Centene for even greater growth and success. I believe that it is an important time for Centene to be at a Centene [shareholder].

Before I expand further on the benefits of the combination, I would like to turn the call over to Jay Gellert, President and CEO of Health Net, to talk a little more about Health Net, who they are, and why they share our optimism about the transaction and the benefits it will provide our stakeholders. Jay will assist to achieve a smooth transition. Jay?

Jay Gellert - Health Net, Inc. - President and CEO

Thank you, Michael, and good morning, all. It’s been a great pleasure working with you and the rest of the Centene team as we’ve put this transaction together. You’ve built a great Company and we are delighted to be part of the growth opportunities that this transaction creates.

Let me provide a brief overview of Health Net. We are a leading provider of health benefits through health plans and government-sponsored programs to approximately six million individuals in California, Arizona, Oregon, and Washington. Our platform administers benefits through group, individual, Medicare, Medicaid, dual-eligible, US Department of Defense including TRICARE and US Department of Veterans Programs.

2014 was a banner year for Health Net, thanks in large part to the opportunities presented by the ACA, specifically Medicaid expansion in the individual exchanges. We grew our membership by 13% and our top line by 27%. We’re on a great path, and we’re confident that our positive momentum, coupled with Centene’s continued attractive growth, is a winning combination that will create value for all of our shareholders.

As Michael will tell you, our two Companies know each other well. The Health Net Board of Directors unanimously determined that this transaction is in the best interest of Health Net shareholders. Centene has experienced tremendous growth, and we believe that the stock and cash consideration provided shareholders with immediate value for their investment, as well as the opportunity to participate in the significant upside potential of a leading and growing provider of managed health care services.

The transaction builds on all of the hard work and effort that has gone into making Health Net the Company that it is today. Our associates have the opportunity to continue these efforts and take them to another level, in conjunction with their new colleagues at Centene. I am committed to working with Centene’s management team to ensure a smooth transition and make our shared vision a reality.

With that, I will turn the call back to Michael.

Michael Neidorff - Centene Corporation - Chairman and CEO

Thank you, Jay. As Jay said, we know Health Net well, and we respect their team and their accomplishments. I want to echo his enthusiasm for this transaction and offer some broad perspective on why I am confident that this combination will broaden our experience and expertise to provide an integrated offering that benefits our members, providers, and other stakeholders.

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	3

As I have previously noted, Centene maintains a disciplined approach to M&A, and we have made a number of investments over the past several years. We’ve embraced a (inaudible) growth strategy, focusing on organic growth and strategic M&A that supports that growth.

As always, investment and acquisitions must first and foremost meet our financial criteria. I strongly believe that there is no strategic value without financial value, and as you will see, we believe this transaction is consistent with that philosophy.

Uniting Centene and Health Net will create a leading platform for government-sponsored programs in one of the largest Medicaid-managed care organizations in the country. In addition of Health Net’s nearly two million Medicaid members to our four million will make us the national leader in Medicaid.

Importantly, combining with Health Net is expected to increase and enhance our presence in the California Medicaid program, which is the country’s largest, with more than approximately 12 million individuals. When combined with our market leadership in Florida and Texas, the combined Company will be a leader in the three largest Medicaid markets in the country. In addition, the combined Company will be the leader in managed long-term support services, one of the largest and fastest-growing segments in the market.

At the same time, we have recognized the importance of a strong Medicare presence in order to maximize our opportunities in the government-sponsored healthcare space. This transaction provides the capabilities, scale, and quality performance necessary to maximize those opportunities. Health Net’s Medicare experience is complementary to our commitment to low income and high-acuity populations.

To give you a sense of the market opportunity, approximately two-thirds of the Medicare beneficiaries have incomes below 400% of the federal poverty level, and two-thirds of Medicare beneficiaries suffer from two or more chronic conditions. We believe that the addition of Health Net’s Medicare expertise, including its four-star rating, will create significant opportunities across our existing markets.

Beyond the additional scale in Medicaid and capability in Medicare, this combination provides complementary focus on the targeted commercial population. Both Companies have a track record of success, focusing on the subsidized portion of the health insurance marketplace, and we expect to continue to deliver attractive growth by focusing on innovative solutions for uninsured and underinsured individuals. Going forward, we are committed to focusing on our exchange capabilities to provide access to highly — high-quality, affordable healthcare.

In order to be a leader in government-sponsored health care programs, including Medicaid, Medicare, and the health insurance marketplace, it is important to have key capabilities that can be leveraged across each Company. One such capability is a high-quality, cost-effective provider network. Both Centene and Health Net have a shared vision that participation in a Medicaid network is the right platform to support targeted exchange populations, as well as high-cost, low-acuity Medicare Advantage populations.

Health Net was an early adapter of value-based contracting, and is a leader in performance-based provider contracts. We believe that we have the opportunity to apply that expertise across our market and products.

In addition, we believe it is important to take a holistic approach to serving these populations, and we are able to do so that with an integrated specialty solutions is added. The additional scale that this transaction provides will allow us to both fully deploy our specialty capabilities.

Finally, we maintain our belief that having a common technology platform is the most effective way to support these government programs. We will continue to invest in technology that has the best-in-class data and analytics capability, and we are committed to deploying our product expertise and these supporting capabilities using our local approach.

Now I would like to cover some of the financial details of the transaction. As I mentioned earlier, this is a cash and stock transaction with a value of approximately $6.8 billion, including the assumption of approximately $500 million of debt.

Under the terms of the agreement, Health Net shareholders would receive 0.622 shares of common — Centene common stock and $28.25 in cash for each share of Health Net common stock. Based on Centene’s closing stock price on July 1, 2015, the implied consideration of $78.57 per share represents a premium of approximately 20% over Health Net’s closing stock price on July 1, 2015, and approximately 26% on June 1, 2015. At close, Centene shareholders would own approximately 71% of the combined entity and Health Net shareholders own approximately 29%.

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	4

We expect to complete the transaction in early 2016. The transaction is subject to approval by both Centene and Health Net shareholders, as well as customary closing conditions, including the expiration or termination of the waiting period under Hart-Scott-Rodino and clearance by relevant state insurance and healthcare regulators.

As I mentioned, the transaction is fully financed. We intend to finance the cash portion of the acquisition through a combination of existing cash on hand and debt financing. Wells Fargo has provided a $2.7 billion financing commitment.

In addition, this transaction is especially compelling because of the attractive shareholder returns. On a pro-forma basis, the combined Company will have estimated 2015 pro-forma annual premium and service revenues of approximately $37 billion.

With respect to synergies, we estimate the combined Company would achieve approximately $150 million of annual cost synergies by the second year following close. Approximately 50% of those synergies will be realized by the end of the first year following close.

Before I turn the call to Q&A, in short, we could not be more pleased with the Health Net as a partner. This transaction is really about enhancing our ability to provide individuals with high quality healthcare services on a cost-effective basis. We are optimistic about our future as a combined Company and the leading role we will be able to play in the evolving healthcare market.

With that, we will now open it up for Q&A. As you may have noticed, our CFO Bill Scheffel was not able to join us on today’s call because of a personal matter. Our Chief Accounting Officer, Jeff Schwaneke, and Chief Business Development Officer, Jesse Hunter are standing by, along with Jay Gellert and myself to take your questions. Operator, the first question please.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Josh Raskin, Barclays.

Josh Raskin - Barclays Capital - Analyst

Thank you. I just want to knock out two quick technical questions on the accretion assumptions. One, does this includes the elimination of the de minimus exemption for the executive compensation? Basic question, is your tax rate going up? Is that included in the accretion/dilution calculation? And then does this include the Cognizant deal as well, or of those savings more than year one of year two? I’m just curious how play in to the 10% and the 20%.

Michael Neidorff - Centene Corporation - Chairman and CEO

Jeff, do you want to do the tax and Jay, Cognizant?

Jeff Schwaneke - Centene Corporation - CAO

Josh, this is Jeff. You are correct. The accretion does assume that the tax drops back in, in our model.

Jay Gellert - Health Net, Inc. - President and CEO

And Josh, with regard to Cognizant, we will be modifying that agreement and continuing our relationship with Cognizant. The synergy numbers include that assumption in them.

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	5

Josh Raskin - Barclays Capital - Analyst

Okay. And when you say modify, are those the same savings that you guys have talked about in the past?

Jay Gellert - Health Net, Inc. - President and CEO

No, they will be different savings that were included in this because they are the result of the efforts of the combined Company.

Josh Raskin - Barclays Capital - Analyst

Okay. Michael, a question long term after the transaction has closed and you get the immediate bump in obviously, revenues and accretion you’d get. Do you think this transaction increases or decreases your long-term growth prospects?

Michael Neidorff - Centene Corporation - Chairman and CEO

I think it will fuel our long-term growth prospects. We have a large pipeline, and the addition of their products across the spectrum of our 23 plans can only help that growth.

Josh Raskin - Barclays Capital - Analyst

Okay, so you think your combined growth rate is higher than what your standalone growth rate would have been over the next 5 or 10 years?

Michael Neidorff - Centene Corporation - Chairman and CEO

On actual dollars, yes. On a percentage, of course, as the denominator gets larger, we will be impacted by it.

Josh Raskin - Barclays Capital - Analyst

I guess what I’m trying to get at is do think Health Net has the same growth profile as Centene did in terms of — if I understand, the dollars obviously are bigger.

Michael Neidorff - Centene Corporation - Chairman and CEO

I think our growth profile was different. They have products that we are able to apply against our footprint that will help fuel that pipeline and the growth going forward.

Josh Raskin - Barclays Capital - Analyst

Okay. And then the next question, should we read into the prospects for Medicaid? Is this something — should we think about over the next 12 to 24 months, the potential low in contract activity and what gives you the confidence to go through a transformative transaction amidst what’s been north of 30% growth on the top line for a decade?

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	6

Michael Neidorff - Centene Corporation - Chairman and CEO

Josh, we are very decentralized, as you know. What — the integration of Health Net we see taking 12 to 24 months on a very methodical and planned basis. And in no way would it affect the growth and what we’re doing within the existing Centene footprint.

Josh Raskin - Barclays Capital - Analyst

Okay. I will get back in queue, if I’ve got others. Thank you.

Operator

Sarah James, Wedbush Securities.

Sarah James - Wedbush Securities - Analyst

Thank you. I was hoping you could provide us a little bit more detail on the synergies, maybe break it down into buckets of where you see the biggest opportunities and then talk a little bit about PBM optionality in the out years. Thank you.

Michael Neidorff - Centene Corporation - Chairman and CEO

Jesse, you want to do that?

Jesse Hunter - Centene Corporation - Chief Business Development Officer

Jesse Hunter here. We’ve got, obviously, a few different categories. I wouldn’t call it any surprises there. There are going to be some core G&A savings as a result of the two public Company costs and the like.

Certainly there is going to be, I would say broadly, specialty Company leverage. So you referenced pharmacy; that would be a component of that. There’s going to be additional synergies in conjunction with providing our specialty capabilities across the additional products for Health Net that Michael referenced.

And then I think over time, we believe that there’s opportunity to get to the common technology platform in the leverage and data and analytics that Michael referenced previously. Those would be the primary categories.

Sarah James - Wedbush Securities - Analyst

And with moving the specialty over to be a combined entity, how should we think about the timeline of that? Are there any existing contracts with either parties that will time out and allow you to combine them this year versus several years from now?

Michael Neidorff - Centene Corporation - Chairman and CEO

As we said earlier, we’re in the early stages of the integration. There’s great opportunity; we will be taking advantage of it as we go forward. Just one contract at a time is appropriate and work together to achieve it.

Sarah James - Wedbush Securities - Analyst

Thank you.

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	7

Operator

Ana Gupte, Leerink Partners.

Ana Gupte - Leerink Partners - Analyst

Morning. I wanted to just get a sense for what the vision is, Michael, for the combined Company when you go forward. Are you planning to duplicate another California-like model outside of Medicaid, with duals and exchanges everywhere? Or is California a one-off state for you because of the Health Net legacy?

Michael Neidorff - Centene Corporation - Chairman and CEO

We see advantages going forward; it’s a very positive environment and we will look market by market, make the assessment with our Health Net partners as to the best approach in each individual market.

Ana Gupte - Leerink Partners - Analyst

So it could be that it’s not just about Medicaid, is what you’re saying? It could be that you will look for more acquisitions, either talking or otherwise, to get to where you want to go eventually?

Michael Neidorff - Centene Corporation - Chairman and CEO

I think any combination of acquisition, organic growth we commented in our comments earlier that we see the Medicare, the TRICARE, we see other things that we will work together to move forward on.

Ana Gupte - Leerink Partners - Analyst

And what does that do if you do go beyond Medicaid, what does that do from a tax-rate perspective, if I could just ask? From a tax rate perspective.

Jeff Schwaneke - Centene Corporation - CAO

This is Jeff. I think when Josh asked the question, I already mentioned that we’ve put the tax, the [1.62 and 6] compensation tax back in the model; we will be subject to that. That is in our numbers, and so therefore, our tax rate would increase. As well as the ACA fee continues to increase every year, so that will also add to the tax rate increase.

Ana Gupte - Leerink Partners - Analyst

And then another question, just given that there’s a broader wave of consolidation going on. Every player is looking around to see what they might do to combine, when you settled on this combination, how did you think about it in terms of its advantages versus combination for each of you with other entities with the managed care?

Michael Neidorff - Centene Corporation - Chairman and CEO

This combination will broaden our presence in the Western US, broaden our product capabilities, and it was the right opportunity at the right time.

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	8

Ana Gupte - Leerink Partners - Analyst

All right, thank you.

Operator

Chris Rigg, Susquehanna Financial.

Chris Rigg - Susquehanna Financial Group - Analyst

Hi, good morning. I just wanted to come back to the Cognizant side, just because it’s important for how [got] the valuation and the overall pro forma Company. My model for Health Net obviously includes a financial benefit for the Cognizant agreement, particularly in 2016 and beyond. And so, Jay, when you say or modifying, will modify that agreement, how should I think about how that would have impacted standalone Health Net, just to help me frame out what the right level of earnings power is now for Centene? Thank you.

Jay Gellert - Health Net, Inc. - President and CEO

Chris, we spent a lot of time with our Centene partners and looked at the ultimate run rate in the 2016 experience. What they have presented reflects that consideration. We have taken into consideration the modification of the Cognizant arrangement and the synergies are net of that.

So I think you’ve got a very clear and well thought-out run rate from which to work. And it involves, as I said, changing the relationship to support the transaction. But it’s been analyzed in full, and I feel comfortable with the presentation that’s been made.

Michael Neidorff - Centene Corporation - Chairman and CEO

We agree.

Chris Rigg - Susquehanna Financial Group - Analyst

Okay, and then one follow up for you, Michael. Obviously, this takes you into the commercial segment in a much bigger way. When we think about where Centene is several years from now, obviously, you have enhanced capabilities from Health Net. But should we think about you getting into the commercial segment in a much bigger way as time goes on? Thank you.

Michael Neidorff - Centene Corporation - Chairman and CEO

As we move forward, we will analyze various opportunities in the various states. California provides a specific opportunity that Jay and his team have really taken advantage of, and if we see another opportunity we will. We are basically a government services healthcare Company.

Chris Rigg - Susquehanna Financial Group - Analyst

Got you. Thank you a lot.

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	9

Operator

Brian Wright, Sterne Agee.

Brian Wright - Sterne, Agee & Leach - Analyst

For once I don’t have a question. Jay, congratulations. Michael, brilliant move.

Michael Neidorff - Centene Corporation - Chairman and CEO

Thank you. (Laughter)

Operator

Stephen Baxter, Bank of America.

Stephen Baxter - BofA Merrill Lynch - Analyst

Hi, this is Steve Baxter on for Kevin. It sounds like the Medicare Advantage focus of Centene was - it’s been talked about for a long time now. I’m wondering in 22 or 23 states, how you think about the ability to roll out Health Net’s Medicare Advantage platform into those states? And how do think about the timeline for this? Thank you.

Michael Neidorff - Centene Corporation - Chairman and CEO

Well I think, as we indicated, we are developing a full integration plan on a very positive, relevant basis with priorities. And we will continue to work through it together and identify which are the first states we should approach.

Stephen Baxter - BofA Merrill Lynch - Analyst

That makes sense. Another question would be do you have a view on the combined tax rate for the Company?

Michael Neidorff - Centene Corporation - Chairman and CEO

I think Jeff just commented on that. Do you want to clarify?

Jeff Schwaneke - Centene Corporation - CAO

I think what I said — I think a couple things. Number one, we mentioned 162 M6 and that impact, that will not affect us until 2017. Because as we mentioned in our investor day, you have to fail it for a two-year period. So I would say beginning in 2017, and the tax rate will be above the 50% range as result of that, plus the ACA fee.

Stephen Baxter - BofA Merrill Lynch - Analyst

Thank you very much.

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	10

Operator

Peter Costa, Wells Fargo Securities.

Peter Costa - Wells Fargo Securities, LLC - Analyst

Thank you. Michael, when you were considering things to acquire, there’s a lot of talk about consolidation of some of the bigger players. And with that, you’d expect some businesses to be forced to be sold off, which I would think would be an acquirer of or somebody who would look to acquire some of those businesses.

Did you consider what you might be giving up as an opportunity by leveraging up at this point to acquire Health Net that you may not perhaps be able to buy as much of some of those businesses that would come out?

Michael Neidorff - Centene Corporation - Chairman and CEO

I think we looked at the opportunity here, and we saw it delivering growth by offering more comprehensive and scalable portfolio. It made sense. And if someone has something they have to divest, we will evaluate that at that time and make a decision.

Peter Costa - Wells Fargo Securities, LLC - Analyst

So would you say that the management team here, the Medicare business is something that you found important in terms of the transaction?

Michael Neidorff - Centene Corporation - Chairman and CEO

They have a very successful Medicare program, as we stated earlier, with four stars, and we look forward to working together in that very important category.

Peter Costa - Wells Fargo Securities, LLC - Analyst

Okay. I hope you can be clear on the synergies in the Cognizant deal for a moment. When you talk about modifying the Cognizant transaction, are you saying it was going to be downsized or it’s going to be downsized somehow? So the savings would not be as much, so that’s why the accretion number is perhaps less than it might otherwise be? So the Cognizant deal is perhaps providing less accretion than you would otherwise have seen?

Jay Gellert - Health Net, Inc. - Chairman and CEO

We are still evaluating how best to put it in place in the context of the overall transaction. We have been conservative in that consideration, but we see opportunities in that area and other areas in the future that makes the numbers that I think Michael articulated very achievable.

Peter Costa - Wells Fargo Securities, LLC - Analyst

So will the Cognizant deal decline or grow?

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	11

Michael Neidorff - Centene Corporation - Chairman and CEO

I think what we’re saying is we are evaluating, we have a lot of respect for Cognizant and their abilities. We’re going to determine how best to use those skills and abilities jointly, and at that time, we’ll put them to work.

Peter Costa - Wells Fargo Securities, LLC - Analyst

And the last question regarding the TRICARE contract, which is up for rebid. And you have the north and the south regions being combined into one new region. The east region, Michael, did you consider that as a risk in terms of looking at this deal, that might be something that might fall out?

Michael Neidorff - Centene Corporation - Chairman and CEO

We looked at every aspect of it. We believe they have a demonstrated record of retaining that business, and we reviewed the pros and cons. And we are very comfortable that business will be retained.

Peter Costa - Wells Fargo Securities, LLC - Analyst

Thank you.

Operator

AJ Rice, UBS.

AJ Rice - UBS - Analyst

Hello everybody, and congratulations on the deal. A specific follow-up and then a couple of deal questions. When you commented on specialty services and integration being part of the $150 million of synergies, does that also include any assumptions about the ability to cross sell with Centene’s historically gone into some of the Health Net markets and businesses?

Michael Neidorff - Centene Corporation - Chairman and CEO

Jesse?

Jesse Hunter - Centene Corporation - Chief Business Development Officer

Yes, AJ, I think the way that we’re thinking about the synergies specifically on specialty is all the synergies are really what I would call cost synergies. There are no revenue synergies contemplated here. While Michael talked about and Jay’s talked about the opportunities that we think this combination creates, those revenue opportunities are not reflected in the guidance numbers — the guidance and the synergy numbers that we’re reflecting this morning.

AJ Rice - UBS - Analyst

Any sense — I know that will take time to realize, but any sense of what the order of magnitude of that might be?

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	12

Michael Neidorff - Centene Corporation - Chairman and CEO

I think you summarized it; we’re working toward it in a positive way, and we’re building some reasonable numbers as part of the synergy.

AJ Rice - UBS - Analyst

Okay. And just thinking about the deal generally, obviously, there seems to be a lot of things going on in the space right now. Was there a formal — could anybody comment on whether there was a formal process here? I know there’s been some talk even this morning, but maybe other people might come into play. I’m assuming that has already been worked through. And is there a break up fee on the transactions?

Michael Neidorff - Centene Corporation - Chairman and CEO

There are standard fees consistent with the industry norm. We looked at this opportunity and determined the [opportunity] it provides us with programs that are mutually beneficial and we can grow the business. And that is the focus you take when you’re looking at this type of thing versus what someone else is considering in speculation (Multiple speakers)

AJ Rice - UBS - Analyst

I’m asking whether Health Net was in the process of some sort.

Jay Gellert - Health Net, Inc. - President and CEO

Well then let me add a couple of points. We looked at this transaction in the same way Michael spoke. We see this as a compelling transaction. What Jesse said is true; we didn’t count on any revenue synergies, but the amount of potential synergies in that realm are incredible.

Everybody we’ve talked to has always said, how are you going to morph the Health Net model into the rest of the country? This is a unique opportunity to do this, and there is no one, and I mean no one, who is better situated to partner with us to do that. And that is the decision-making process we went through.

There’s also enormous opportunities on the specialty side, which weren’t included, as Jesse said, but also are very significant. I think that when we looked at this, we looked at it in the context of this opportunity, which we believe is the strongest opportunity out there. And we are, I think familiar and conversant with all of the other potential options and in doing that came to this conclusion.

AJ Rice - UBS - Analyst

Okay, and then terms of the timeframe to close, obviously, some of the other things that have been put on the table, seem like the timeline is quite long to close those. This one, you’ve got a fairly tight timeframe, it looks like, to close next year.

I’m just trying to understand, because of TRICARE, because of some of the other things like specialty, is the requirement the traditional federal approvals? And then, the four states in which Health Net has a major presence or do you have to go to a broader array of states to get approvals? Can you just describe the approval process?

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	13

Michael Neidorff - Centene Corporation - Chairman and CEO

We’re going to move through this with all due [dispatch], but I would also comment that the overlap is minimal, de minimus, and we’re very optimistic that will be able to move through this process. It’s not that overlap and there’s opportunity and everybody benefits. All the stakeholders in this win, so we see that as real opportunity to move through it quickly.

Jay Gellert - Health Net, Inc. - Chairman and CEO

Of all the options, this one has the highest degree of certainty which was very enticing to us.

AJ Rice - UBS - Analyst

Sure. That makes sense. All right. Thank you a lot.

Operator

Matthew Borsch, Goldman Sachs.

Matthew Borsch - Goldman Sachs - Analyst

Thank you. Can you just comment on the approval process that you’ll need to go through? And I’m curious, is this going to require approval from both of California’s insurance regulatory agencies?

Michael Neidorff - Centene Corporation - Chairman and CEO

As I said, the standard Hart-Scott and other requirements that we will file and need and expect to have underway quickly. California, Jay, you might want to.

Jay Gellert - Health Net, Inc. - Chairman and CEO

This will require the approval of both California insurance regulatory entities.

Matthew Borsch - Goldman Sachs - Analyst

And just to ask, given — going back quite long ago, but there was a history of unexpected obstacles, the approval process, at least to some degree. Is there a reason to anticipate that we might have some special issues to resolve with respect to California approval?

Jay Gellert - Health Net, Inc. - Chairman and CEO

I believe that the lack of overlap will make it so that this is an approval process that can move expeditiously.

Michael Neidorff - Centene Corporation - Chairman and CEO

I think we also both have very positive relationships with the regulatory authorities in California.

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	14

Matthew Borsch - Goldman Sachs - Analyst

Great. And just the last on the, just a couple mechanicals. Anything you can tell us about how to think about the interest rate on the debt and the amortization, which I gather we either include or exclude synergies when we’re looking at it, depending on whether we’ll look at it and adjust it or not? Thank you.

Michael Neidorff - Centene Corporation - Chairman and CEO

We have reasonable rates built into our modeling for this. And as we [validated it], the rates are moving around a little bit, but we’re comfortable that we’ll be fine.

Matthew Borsch - Goldman Sachs - Analyst

Anything on amortization?

Jeff Schwaneke - Centene Corporation - CAO

This is Jeff. I would say expect amortization commensurate with some of deals that you’ve seen previously. I would say somewhere in excess of 25% of the excess consideration.

Matthew Borsch - Goldman Sachs - Analyst

Okay.

Operator

Andy Schenker, Morgan Stanley.

Cornelia Miller - Morgan Stanley - Analyst

This is Cornelia in for Andy. First, are there any areas in California where you think there would need to be divestitures?

Michael Neidorff - Centene Corporation - Chairman and CEO

We don’t see any overlap that would create that issue.

Cornelia Miller - Morgan Stanley - Analyst

Okay. And then following up on that, is Health Net’s California settlement agreement transferable to the combined entity?

Jay Gellert - Health Net, Inc. - President and CEO

It is not transferable per se, but it remains in effect because it is in a subsidiary.

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	15

Cornelia Miller - Morgan Stanley - Analyst

Okay. And then finally, how are you thinking about branding going forward? Will you retain both the Health Net and Centene and better brands, or will all of the Health Net assets fold into a Centene subsidiary?

Michael Neidorff - Centene Corporation - Chairman and CEO

It’s very early in this process. We have real experts supporting us and building on that, and we will figure out what’s best market by market.

Cornelia Miller - Morgan Stanley - Analyst

Okay great. Thank you.

Operator

Dave Windley, Jefferies.

Dave Windley - Jefferies LLC - Analyst

Hi, thank you for taking my questions. Jay, this one is probably for you. About 64% of your consideration is in Centene stock; you are getting about 20% premium. I’m wondering a little bit of a follow on to an earlier question, but wondering how the Board considered that 20% premium in light of taking two-thirds stock? And again, was there a go shop period? Was there any semblance of an option process run here?

Jay Gellert - Health Net, Inc. - President and CEO

Let me answer those questions. First of all, the reason the Board felt very comfortable taking stock is because they have a tremendously high level of confidence in the value of this transaction and the opportunity that stands behind it. It is, as I said before, the perfect marriage of two Companies doing, on the one hand, the same thing, but on the other hand, where it’s different, being incredibly accretive with potential for growth.

This is the company that I believe will lead the market in terms of serving a broad cross-section and growing part of our population. The Board took that all into consideration and spent an inordinate amount of time thinking about that, and I think the acceptance of the stock is a vote of confidence.

Michael Neidorff - Centene Corporation - Chairman and CEO

I would add to it before we close out today’s session that we spoke of the growth opportunities. I think there’s a demonstrated record with Centene, we will enter a market and add multiple products to it. This has really opened up and expanded that portfolio of products, and I believe it’s going to be a great opportunity for both that Health Net shareholders and ours when we look at the growth going forward.

I want to thank everybody. We look forward to seeing you at future events.

Operator

Thank you, ladies and gentlemen. This does conclude today’s conference call. You may now disconnect, and have a wonderful day.

JULY 02, 2015 / 12:30PM GMT, HNT - Health Net Inc to Combine with Centene in Transaction Valued at Approximately $6.8 Billion Call	16